# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TICKETPLUS LTD., CIK 0002104296
CUSIP: G88613107
Title of class of securities: Ordinary Shares, par value $0.0001 each
Address of issuer's principal executive offices: Alonso de Cordova 5320, Piso 16, Las Condes, Region Metropolitana, Santiago, Chile (F3), 00000
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002104845

## Reporting persons
- Chien-Fu Chen Chen: type of reporting person: individual (IN); citizenship or place of organization: Chile (F3); sole voting power 2,243,733; shared voting power 0; sole dispositive power 2,243,733; shared dispositive power 0; aggregate amount beneficially owned 2,243,733 (17.6% of the class)

## Item 1. Issuer
Name of issuer: TICKETPLUS LTD.
Address of issuer's principal executive offices: Alonso de Cordova 5320, Piso 16, Las Condes, Region Metropolitana, Santiago, Chile, 00000

## Item 2. Person Filing
Name of person filing: This statement is being filed by Chien-Fu Chen Chen, an individual (the "Reporting Person").
Address of principal business office or, if none, residence: The principal business office of Chien-Fu Chen Chen is Alonso de Cordova 5320, Piso 16, Las Condes, Region Metropolitana, Santiago, Chile.
Citizenship: Chien-Fu Chen Chen is a citizen of Chile.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for the Reporting Person.
Percent of class: See Row 11 of the cover page for the Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of the cover page for the Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of the cover page for the Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for the Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for the Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Chien-Fu Chen Chen: /s/ Chien-Fu Chen Chen, Chien-Fu Chen Chen (10/01/2026)